RECEIVED

2008 DEC -2 A 4:34

Antisoma plc Company Executive Incentive Plan grant

London, UK, and Cambridge, MA: 17 September 2008
Pursuant to the Antisoma plc Executive Incentive Plan, Antisoma plc has granted Performance Share awards over 1,078,740 ordinary 1p shares to Chief Financial Officer, Eric Dodd.

Mr Dodd has agreed to pay the employer's National Insurance arising on the exercise of his options.

The Performance Share award, which is subject to fulfilment of certain performance and other conditions, will normally become exercisable for three years, commencing on 11 November 2011. The Performance Shares are exercisable at 1p each.

Enquiries:
Kevin Kissane, Company Secretary +44 (0)20 3249 2100
Antisoma plc

SUPPL

08006069

PROCESSED
DEC 0 3 2008
THOMSON REUTERS

Antisoma AGM update and Interim Management Statement

London, UK, and Cambridge, MA: 18 November 2008 – Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) holds its AGM today and provides an update on its key pipeline products and other corporate developments.

Glyn Edwards, Antisoma's CEO, said: "We are finishing 2008 in a strong position, with a broad and maturing portfolio of cancer drug candidates, a valuable partnership with Novartis, and significant cash resources at our disposal."

ASA404 – potential blockbuster, expanding programme
Our tumour-vascular disrupting agent, ASA404, is making good progress in the capable hands of our partner, Novartis. A 1200-patient phase III trial (ATTRACT-1) is testing the drug as a first-line treatment for non-small cell lung cancer. This is the setting in which we observed a five-month improvement in median survival in a randomised phase II trial. Should the phase III trial also produce positive data, we expect applications for marketing licences in 2011.

Non-small cell lung cancer is among the most common cancers worldwide. It therefore represents both a significant unmet medical need and a substantial commercial opportunity. Novartis is expanding its trial programme to ensure that a wide variety of lung cancer patients could be eligible for treatment with ASA404. A second, large pivotal trial (ATTRACT-2), including 900 patients receiving second-line treatment for non-small cell lung cancer, will begin shortly. Novartis is also considering options for developing the drug in other cancer types.

In addition to the USD 100 million that we have already received from Novartis, we can earn substantial further milestone payments based on progress of ASA404 in development and achievement of sales targets. We will also earn royalties on all sales of the drug worldwide, and have a strategically important option to co-commercialise ASA404 in the US.

AS1413 – new addition with significant potential
The novel chemotherapy drug AS1413 was added to our pipeline through the acquisition of Xanthus earlier this year. Along with ASA404, this drug has become a key asset in the Company's portfolio. A phase III trial is ongoing in secondary acute myeloid leukaemia (secondary AML) under a Special Protocol Assessment from the US Food and Drug Administration (FDA). We are expanding the study so that it will now include around 450 patients at hospitals in North America, Europe and other territories.

The phase III trial builds on positive data from a phase II study in secondary AML, from which the latest, updated findings will be presented in early December at the Annual Meeting of the American Society of Hematology (ASH).

AS1413 has the potential to be the first drug to gain a licence specifically for secondary AML, a disease which is poorly treated by currently available therapies. We retain all rights to this drug. If the phase III trial is successful, we intend to commercialise it ourselves in the US. We plan to form partnerships to commercialise AS1413 in other territories.

Oral fludarabine – FDA decision anticipated
Fludarabine is a drug widely used to treat chronic lymphocytic leukaemia (CLL). It is currently available in the US only as an intravenous infusion. We have US rights to the oral, tablet formulation of the drug and have submitted a marketing

application to the FDA. We expect a decision on its approval some time between now and the end of June 2009.

Outside the US, oral fludarabine is marketed by Bayer Schering Pharma AG. In European countries, the oral formulation has assumed a substantial share of the fludarabine market since its launch, so we believe the drug represents an attractive niche sales opportunity in the US.

We have decided that the best way to realise the value of oral fludarabine is through a commercialisation deal with a partner that has established marketing infrastructure in the US. We have initiated talks with a number of potential partners, and believe that FDA approval of the product would put us in a strong position to close a deal.

AS1411 – roll out of phase II data begins
Our aptamer drug AS1411 is entering a critical phase in its development, with two phase II studies now underway. We have reported promising initial findings from a randomised trial in acute myeloid leukaemia, and there will be more data from this study presented at the forthcoming ASH meeting. The other trial is in renal cancer, where we saw cases of profound tumour shrinkage in phase I. We expect a cascade of data from these two phase II trials, culminating with final results from the AML and renal trials in mid-2009 and 2010, respectively.

Portfolio – other clinical and preclinical products advancing
Our earlier stage pipeline continues to advance and expand. Our antibody drug AS1402 has now entered a randomised phase II study in breast cancer and our antibody-cytokine fusion product AS1409 is being tested in a phase I study in renal cancer and melanoma patients. We have expanded our preclinical pipeline this year with three new and highly novel programmes – AMPK activators licensed from Betagenon, PPM1D inhibitors licensed from The Institute of Cancer Research, and an exciting programme of FLt-3 inhibitors for auto-immune conditions acquired with Xanthus.

Solid financial position supports momentum in products
We have a solid financial position that reflects the impact of milestone payments from Novartis and support from investors who provided new funds to support the development of products acquired with Xanthus. Thus, at the end of June 2008 we had GBP 66.9 million of cash and liquid resources, giving us the ability to continue investment in all our key pipeline programmes.

Positive outlook
With our expanded and well-funded pipeline, we look forward to reporting a wealth of new data over the short and medium term. We believe that, with a number of products now in late-stage development, we are primed to make the transition from being a development company to being a company that both develops and commercialises novel cancer drugs.

Enquiries:
Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0)7909 915 068
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Seth Lewis +1 617-583-1308
The Trout Group

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the Group's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Background on Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

Antisoma to present at Lazard Capital Markets 5th Annual Healthcare Conference in New York

London, UK and Cambridge, MA: 13 November 2008 - Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that its Director of Communications, Dr Daniel Elger, will be presenting at the Lazard Capital Markets healthcare conference in New York.

The presentation is scheduled for 14:40 EST (19:40 GMT) on Tuesday, November 18th.

A webcast of the presentation will be available to all on Antisoma's website at www.antisoma.com.

For live viewing of the webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries:

Daniel Elger
Director of Communications
Antisoma plc
+44 7909 915 068

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications
+44 (0)20 7466 5000

Background on Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

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